GRANT BROTHERS SALES, LTD.

(Traditional & Heavy Duty Divisions)

FINANCIAL STATEMENTS

December 31, 1999

C O N T E N T S

INDEPENDENT AUDITORS' REPORT

Spectre Industries, Inc.

Board of Directors

Vancouver, British Columbia

We have audited the accompanying balance sheet of the Traditional and Heavy Duty Divisions of Grant Brothers Sales, Ltd. As of December 31, 1999 and the related statements of operations, stockholders' equity (deficit) and cash flows for the year ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Traditional and Heavy Duty Divisions of Grant Brothers Sales, Ltd. as of December 31, 1999 and the results of their operations and their cash flows for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

HJ & Associates, LLC

Salt Lake City, Utah

October 24, 2001

GRANT BROTHERS SALES, LTD.

(Traditional & Heavy Duty Divisions)

Balance Sheet

ASSETS
December 31, 1999
CURRENT ASSETS
Accounts receivable (Note 2)	$91,602
Total Current Assets	91,602
TOTAL ASSETS	$91,602

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES
Accounts payable - related party (Note 3)	$134,733
Total Current Liabilities	134,733
STOCKHOLDERS' EQUITY (DEFICIT)
Common stock,	-
Additional paid-in capital	-
Foreign currency translation	(1,121)
Accumulated deficit	(42,010)
Total Stockholders' Equity (Deficit)	(43,131)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$91,602

GRANT BROTHERS SALES, LTD.

(Traditional & Heavy Duty Divisions)

Statement of Operations

For the Year Ended December 31, 1999
REVENUES	$929,135
EXPENSES
General and administrative	972,622
Total Expenses	972,622
(LOSS) FROM OPERATIONS	(43,487)
NET (LOSS)	(43,487)

GRANT BROTHERS SALES, LTD.

(Traditional & Heavy Duty Divisions)

Statements of Stockholders' Equity (Deficit)
	Common Stock		Additional Paid-In Capital	Currency Translation Adjustment	Accumulated Deficit
	Shares	Amount
Balance at December 31, 1998	-	$-	$-	$(53)	$1,477
Currency translation Adjustment	-	-	-	(1,068)	-
Net loss for the year ended December 31, 1999	-	-	-	-	(43,487)
Balance at December 31, 1999	-	$-	$-	$(1,121)	$(42,010)

GRANT BROTHERS SALES, LTD.

(Traditional & Heavy Duty Divisions)

Statement of Cash Flows

For the Year Ended December 31, 1999
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(43,487)
Changes in operating assets and liabilities account:
Decrease in accounts receivable	13,110
Increase in accounts payable - related party	31,445
Foreign currency adjustment	(1,068)
Net Cash Provided by Operating activities	-
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	-
NET INCREASE IN CASH	-
CASH AT BEGINNING OF PERIOD	-
CASH AT END OF PERIOD	$-
CASH PAID FOR:
Interest expense	$-
Income taxes	$-

GRANT BROTHERS SALES, LTD.

(Traditional & Heavy Duty Divisions)

Notes to the Financial Statements

December 31, 1999

NOTE 1 - NATURE OF ORGANIZATION

The Traditional and Heavy Duty Divisions of Grant Brothers Sales, Ltd. Commenced operations during 1998. These divisions are representatives for manufacturers of aftermarket automotive parts and accessories.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Accounting Method

    The financial statements are prepared using the accrual method of accounting. The Company has elected a December 31, year end.

    Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Cash and Cash Equivalents

    The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents

    Revenue Recognition Policy

    Under the terms of an agreement, the Company provides sales and service support in specified territories. The Company receives a commission based on the net sales, less returns and adjustments, of merchandise sold by the manufacturer to its customers operating in the specified territories. The commission revenue is recognized on an accrual basis in the period to which the manufacturers' sales relate.

    Expense Recognition Policy

    The Company utilizes the personnel, including management, sales and service, and office facilities, including space, systems and supplies, of Grant Brothers Sale, Limited, to service its customers and reimburses Grant Brothers Sales for all direct costs attributed to those customers.

    Presentation

    All amounts are reported in United States dollars.

    GRANT BROTHERS SALES, LTD.

    (Traditional & Heavy Duty Divisions)

    Notes to the Financial Statements

    December 31, 1999

    NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

    Accounts Receivable

    Accounts receivable are recorded net of the allowance for doubtful accounts of $-0- at December 31, 1999.

    Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at the period and exchange rate. Non-monetary assets are translated at the historical exchange rate and all income and expenses are translated at the exchange rates prevailing during the period. Foreign exchange currency translation adjustments are included in the stockholders' equity section.

NOTE 3 - ACCOUNTS PAYABLE - RELATED PARTY

This audit was performed on the Traditional and Heavy Duty Divisions of Grant Brothers Sales, Ltd. (GBS). All accounts payable are to GBS as of December 31, 1999.

The two divisions owed $134,733 to GBS.

NOTE 4 - SUBSEQUENT EVENT

On January 1, 2000, GBS placed the traditional and heavy duty divisions into its wholly-owned subsidiary called Grant Automotive Group, Inc. (GAG). GAG was incorporated under the laws of Ontario, Canada on December 16, 1998.

On January 1, 2000, Spectre Industries, Inc. (Spectre) acquired all of the shares of GAG from GBS, a Canadian manufacturer's representative of automotive parts, on January 1, 1999. GBS previously agreed to transfer to GAG, upon closing of the sales of shares to Spectre, the business conducted by its traditional automotive division and heavy-duty division, consisting of the representation of approximately 53 manufacturers of parts used in the automotive aftermarket industry.

Under the agreements between Spectre and GBS, Spectre was required to pay to GBS US $1,000,000, plus 400,000 shares of Spectre's common stock (the "Common Stock") as consideration for the shares of GAG. The purchase price for the GAG shares was payable in installments. Spectre paid an aggregate of $450,000 to GBS during 1999 towards the $1,000,000 agreed upon purchase price. As security for the payment in full of the purchase price, Spectre granted GBS a security interest in the shares of GAG, and such shares were placed in trust with GBS' counsel. Spectre and GBS also agreed that, until Spectre paid the purchase price for the GAG shares in full or a mutually acceptable alternative was found, GBS would be relieved from completing the transfer of its traditional automotive and heavy duty division contracts to GAG, and GBS would be entitled to all income generated by that business. Spectre did not pay the balance of the purchase price when originally agreed upon in order to complete its due diligence review of the operations to be conveyed to GAG in order to verify the assets to be acquired as well as to enable it sufficient time to raise the capital necessary to complete the purchase. Therefore, Spectre and GBS entered into negotiations regarding a restructuring of the transaction.

GRANT BROTHERS SALES, LTD.

(Traditional & Heavy Duty Divisions)

Notes to the Financial Statements

December 31, 1999

NOTE 4 - SUBSEQUENT EVENT (Continued)

Eventually, the parties agreed to rescind the transaction, effective December 29, 1999. GBS returned the aggregate payments made to it by Spectre in full. Simultaneously, the GAG shares held in trust by GBS' counsel were released to GBS and the Common Stock previously issued by Spectre to GBS was returned to Spectre. This was the result of Spectre's concern that GAG's operations would not meet its anticipated revenue and profit expectations. Accordingly, Spectre completed its operational review and renegotiated a new Share Purchase Agreement on January 1, 2000. Spectre acquired from GBS all of the shares of GAG for a cash consideration of US $500,000, effective January 1, 2000. As part of this transaction, Spectre entered into a Management Services Agreement with GBS to provide managerial, sales and office support services to GAG for a term of five years. The management agreement provides GBS with a strong incentive to operate GAG efficiently and successfully. Further, it was clear that raising additional capital for Spectre would be difficult until GAG had been overseen and operated by Spectre for a substantial period of time.

Pursuant to the new Management Services Agreement, GBS has agreed to operate GAG's business in exchange for a share of the net cash flow generated thereby and the issuance of 450,000 shares of Common Stock by Spectre. GBS agreed to pay GAG the first US $50,000 of net cash flow generated each year in excess of GBS's direct expenses incurred in managing GAG. During the years 2000 and 2001, GBS had agreed to prepay and guarantee such amount in two installments of US $25,000 each, on June 30 and December 31 of the foregoing years. GBS will then be entitled to the next US $100,000 of net cash flow. Thereafter, any net cash flow remaining will be distributed 47.5% to GAG and 52.5% to GBS.

In the event that GAG pays to GBS the "Net Cash Flow Increase Payment" on or prior to January 1, 2005, GAG's share of the remaining net cash flow will be increased to 95% and GBS's management fee will decrease to 5%. The "Net Cash Flow Increase Payment" is $423,058.

Through GAG, Spectre operates as a manufacturers' representative for manufacturers of products for the automotive parts aftermarket industry in the wholesale market of Canada. GAG acts as sales agents to wholesale distributors, such as NAPA and Uniselect. It does not sell to mass merchandisers, businesses such as Walmart or Canadian Tire, that sell many products both related and unrelated to the automotive industry. GAG has expanded its representation business to include software developers who have created products directly applicable for use in this market. In general, GAG is compensated by manufacturers for its services on a commission basis.

In order to operate GAG, Spectre compensates GBS, a commission pursuant to a management agreement. To operate the Company's non-GAG activities, Spectre has entered into an agreement with I.S. Grant & Co. whereby the services of Mr. Ian S. Grant are provided to Spectre. These activities include the evaluation of acquisitions, ongoing corporate financing and reporting requirements, supervision of GBS's management of GAG. Mr. Grant is paid solely by I.S. Grant & Co. for the services rendered to Spectre.

The unaudited pro forma consolidated financial statements for Spectre and GAG as of January 1, 2000 are presented as follows:

GRANT BROTHERS SALES, LTD.

(Traditional & Heavy Duty Divisions)

Consolidated Proforma Balance Sheet

As of January 1, 2000

ASSETS
	Grant Brothers Sales Traditional and Heavy Duty Division	Spectre Industries	Proforma Adjustments Increase (Decrease)	Consolidated
	December 31, 1999
CURRENT ASSETS
Cash and cash equivalents	$-	$44,566	$-	$44,566
Accounts receivable	91,602	-	-	91,602
Total Current Assets	91,602	44,566	-	136,168
OTHER ASSETS
Goodwill, net	-	-	400,000	400,000
Deposit on subsidiary acquisition	-	450,000	(450,000)	-
Total Other Assets	-	450,000	(50,000)	400,000
TOTAL ASSETS	91,602	494,566	(50,000)	536,168

GRANT BROTHERS SALES, LTD.

(Traditional & Heavy Duty Divisions)

Consolidated Proforma Balance Sheet (Continued)

As of January 1, 2000

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
	Grant Brothers Sales Traditional and Heavy Duty Division	Spectre Industries	Proforma Adjustments Increase (Decrease)	Consolidated
	December 31, 1999
CURRENT LIABILITIES
Accounts payable - related party	$134,733	$337,200	$50,000	$521,933
Accrued expenses	-	102,960	-	102,960
Convertible debentures	-	1,521,000	-	1,521,000
Total Current Liabilities	134,733	1,961,160	50,000	2,145,893
Total Liabilities	134,733	1,961,160	50,000	2,145,893
STOCKHOLDERS' EQUITY (DEFICIT)
Common stock: 100,000,000 shares authorized of $0.001 par value, 12,106,450 shares issued and outstanding	-	12,106	-	12,106
Additional paid-in capital	-	7,109,442	-	7,109,442
Foreign currency translation	(1,121)	-	-	(1,121)
Accumulated deficit	(42,010)	(8,588,142)	-	(8,730.152)
Total Stockholders' Equity (Deficit)	(43,131)	(1,466,594)	-	(1,609,725)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$91,602	$494,566	$50,000	$536,168

GRANT BROTHERS SALES, LTD.

(Traditional & Heavy Duty Divisions)

Consolidated Proforma Statement of Operations (Continued)

(For the Year Ended December 31, 1999
	Grant Brothers Sales Traditional and Heavy Duty Division	Spectre Industries	Proforma Adjustments Increase (Decrease)	Consolidated
	December 31, 1999
SALES	$929,135	$-	$-	$929,135
EXPENSES
Amortization expense	-	-	100,000	100,000
Bad debt expense	-	45,375	-	45,375
General and administrative	972,622	1,029,236	-	2,001,858
Total Expenses	972,622	1,074,611	100,000	2,147,233
LOSS FROM OPERATIONS	(43,487)	(1,074,511)	(100,000)	(1,228,098)
OTHER INCOME (EXPENSE)
Interest income	-	47,102	-	47,102
Total Other Income (Expense)	-	(224,270)	-	(224,270)
NET LOSS	$(43,487)	$(1,298,881)	$(100,000)	$(1,442.368)

Proforma Adjustments

    The proforma balance sheet has been prepared as though the acquisition occurred on January 1, 1999. The acquisition was recorded through the cash payment of $450,000 and an accounts payable of $50,000. The Company has elected to amortize goodwill over a 5-year period or $100,000 in amortization expense each year.

The following adjustments were made to consolidate the two companies:

1) Goodwill	$50,000
Deposit on subsidiary acquisition	(450,000)
Accounts payable	(50,000)
$-

To record goodwill in the acquisition of GAG.

GRANT BROTHERS SALES, LTD.

(Traditional & Heavy Duty Divisions)

Consolidated Proforma Statement of Operations (Continued)

(For the Year Ended December 31, 1999

    Proforma Adjustments (Continued)

1) Amortization expense	$100,000
Goodwill	(100,000)
$-

To record amortization expense for the year ended December 31, 1999.

The unaudited proforma results of operations are not necessarily indicative of what the results would have been had the acquisition actually occurred on the dates indicated, and are not necessarily representative of future results of operations.